K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

September 13, 2013

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Sheila Stout

Re:	John Hancock Funds II (the “Trust”) — File No. 811-21779

Annual Reports to Shareholders on Form N-CSR

Dear Ms. Stout:

On behalf of the Trust, we submit this letter in response to comments received by telephone from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Trust’s annual reports filed on Form N-CSR on November 1, 2012, accession no. 0000928816-12-001714 and October 5, 2012, accession no. 0000928816-12-001561.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms have the same meaning as in the annual reports, unless otherwise indicated.

Comments applicable to all series of the Trust

Comment 1 —Note 4 of the notes to Financial Statements for each series of the Trust (each a “Fund”) indicates that “[c]ertain reimbursements or waivers are not subject to recapture.” Please clarify what expenses are subject to recapture.

Response to Comment 1 — Supplementally, the Trust notes that operating expenses that were waived or reimbursed to maintain a certain expense ratio are subject to recapture, which include management fees, Rule 12b-1 fees, accounting and legal services fees, transfer agent fees, professional fees, printing and postage, custodian fees, Trustees fees, registration and filing fees, or a combination thereof.  Waivers or reimbursements of a specific expense, such as a management fee or Rule 12b-1 fee, or reimbursement made to maintain a specific yield, are not subject to recapture.

Comment 2 --- We note that the notes to the financial statements for certain Funds do not break out the amounts eligible for recapture by year. Going forward, for each series of the Trust, please break out the amounts eligible for recapture by year.

Response to Comment 2 --- The amount of waivers or reimbursements eligible for recapture are broken out in the notes to the financial statements for every fund that has amounts eligible for recapture.  This disclosure is omitted only for Funds that do not have any amounts recaptured during the year and no amounts eligible for recapture going forward, and, going forward, the notes to the financial statements for any such Fund will state this explicitly.

Comment applicable only to Retirement Living through 2050 Portfolio’s Annual Report

Comment 3 — We note that the “Portfolio’s Investments” portion of the Annual Report for Retirement Living through 2050 Portfolio (the “2050 Fund”) indicates that the Fund has invested approximately 38% of its assets in Strategic Equity Allocation Fund, an affiliated fund (the “Underlying Fund”). Please confirm whether: (a) the 2050 Fund mails the financial statements for the Underlying Fund to shareholders; or (b) such Fund’s shareholders are made aware of how they can obtain the Underlying Fund’s financial statements.

Response to Comment 3 — Supplementally, the Trust notes that, consistent with the views of the staff as expressed in a November 7, 1997 letter to investment company chief financial officers, Note 1 to the Financial Statements of each Fund states that “The accounting policies of the underlying funds of the Fund are outlined in the underlying funds’ shareholder reports, available without charge by calling 1-800-225-5291, at www.jhfunds.com, on the Securities and Exchange Commission (SEC) Web site at www.sec.gov or at the SEC’s public reference room in Washington, D.C.” However, in response to the staff’s comment, the Trust will revise this statement by adding the underscored language shown below in each Fund’s annual report:

The accounting policies of the underlying funds of the Fund are outlined in the underlying funds’ shareholder reports, which include the underlying funds’ financial statements, available without charge by calling 1-800-225-5291, at www.jhfunds.com, on the Securities and Exchange Commission (SEC) Web site at www.sec.gov or at the SEC’s public reference room in Washington, D.C.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with its annual reports, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in its annual reports;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the annual reports; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano
George P. Attisano

cc:           Christopher Sechler, Assistant Secretary, John Hancock Funds II